CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES APPOINTMENT OF PETROS CHRISTODOULOU AS CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

ATHENS, Greece, August 12, 2014 - Capital Product Partners L.P. (NASDAQ: CPLP) today announced the appointment of Mr. Petros Christodoulou as Chief Executive Officer and Chief Financial Officer.  His appointment will be effective from September 1, 2014.

Mr. Christodoulou will succeed Mr. Ioannis Lazaridis, who has served as the Chief Executive Officer and Chief Financial Officer since the Partnership’s formation in January 2007 and as Chief Financial Officer of Capital Maritime & Trading Corp. (“Capital Maritime”), the Partnership’s sponsor and its predecessor entity since 2004.  Mr. Lazaridis has been a member of the Partnership’s Board of Directors since March 2007.  As previously announced in April of this year, Mr. Lazaridis will remain a member of the Board of Directors.

The appointment of Mr. Christodoulou was unanimously approved by the Partnership’s Board of Directors.

“It is a great pleasure and honor to join Capital Products Partners L.P., a dynamic and fast growing shipping MLP.  Over the course of my career I have known and worked with the Chairman of the Board and key directors of CPLP and I now look forward to working with them to address the challenges and opportunities of the future”, Mr. Christodoulou stated.

The Chairman of the Partnership’s Board of Directors, Mr. Evangelos Marinakis, said “We are very pleased Petros Christodoulou, one of the most experienced and senior bankers based in Greece with extensive understanding of the international capital and public markets, has joined CPLP.  Petros’s track record over the past years working for major publicly listed organizations has been outstanding, having guided substantial debt, quasi-equity and equity financings in the international and U.S. markets.  As deputy CEO of one of the largest financial institutions in Greece, he has built strong relationships with senior international and U.S. investors”.

Mr. Marinakis continued, “The Partnership has performed well in the past few years during the crisis building its distribution coverage, growing and diversifying its asset base and improving its balance sheet.  To that end we would like to thank Mr. Lazaridis for his work and contribution over the past 10 years and wish him every success in his future endeavors.  From September 1, Petros will lead the Partnership in its next phase of growth together with the Partnership’s Board and we together will work to improve future distributions to our unitholders”.

Brief Biography of Mr. Christodoulou

Mr. Christodoulou was most recently Deputy Chief Executive Officer and Member of the Board of the National Bank of Greece S.A.  He served in such capacity and as a member of the Executive Committees of each of the National Bank of Greece and of the Hellenic Banking Association from June 2012 to July 2014.  Mr. Christodoulou joined the National Bank of Greece in September 1998 and previously held the positions of Treasurer and General Manager of the bank.  In February 2010, Mr. Christodoulou joined the Public Debt Management Agency (PDMA) of the Hellenic Republic as its General Manager at the time that the Sovereign had lost access to the markets.  In that capacity, Mr. Christodoulou led the negotiations with the private creditors that led to the largest sovereign debt restructuring in history.  Upon its completion in May 2012, Mr. Christodoulou rejoined NBG as Deputy CEO and Member of the Board.  Mr. Christodoulou will maintain his position as a Member of the Board of NBG.

Mr. Christodoulou started his career in banking in 1985 with Credit Suisse First Boston in London.  In 1987 he moved to Goldman Sachs in London, as Head of Money Markets Trading, and from 1989 to September 1998 he served in several managerial positions with J.P. Morgan in London, initially as Vice President and later as Managing Director of Emerging Markets.  Mr. Christodoulou serves as a Chairman on the Board of Directors of Astir Palace S.A. and as a member on the Board of Directors of NBG and of Hellenic Exchanges S.A.  He holds a Master in Business Administration (MBA) from Columbia University in New York with a specialization in Finance and Global Markets and a Bachelor of Commerce from the Athens University of Economics and Business.

Forward-Looking Statements

The statements in this press release that are not historical facts, including those relating to the transition of Mr. Christodoulou to Chief Executive Officer and Chief Financial Officer, expectations regarding our quarterly distributions and ability to pursue growth opportunities may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended).  These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated.  Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise.  We assume no responsibility for the accuracy and completeness of the forward-looking statements.  We make no prediction or statement about the performance of our units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels.  The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven post panamax container vessels and one Capesize bulk carrier.  All of its vessels are under period charters to BP Shipping Limited, OSG, A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Nicolas Bornozis
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
Email: j.kalogiratos@capitalpplp.com

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